October 6, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler and Gregory S. Belliston

Re:	eHealth, Inc.

Registration Statement on Form S-1

File No. 333-133526

Dear Mr. Riedler and Mr. Belliston:

eHealth, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 5 (“Amendment No. 5”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five (5) years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 5 and (ii) three hard copies of Amendment No. 5 which are marked to show changes to the Registration Statement filed on September 25, 2006.

On behalf of the Company and as a follow up to the letter sent to your attention on October 2, 2006, this letter further responds to the comments set forth in the letter to the Company dated September 26, 2006 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the September 26, 2006 letter in italicized print, and the Company’s responses are provided below each comment.

Form S-1

Any legal liability, regulatory penalties, or negative publicity . . . , page 17

1.	Please state the amount of the fines Washington and Arkansas are attempting to charge you. If you do not yet know, state the maximum amount allowed by law for the alleged violation.

RESPONSE TO COMMENT 1:

Notwithstanding its prior response in its letter to the Staff dated October 2, 2006, the Company has revised its disclosure in the Legal Proceedings section and in the Risk Factor on page 17 in response to the Staff’s comment to include a statement of the maximum fine amounts in Washington and Arkansas in connection with the alleged violations.

Jeffrey Riedler and Gregory Belliston

October 6, 2006

Exhibit 5.1

2.	Rather than referring to “proceedings being taken or contemplated by us . . . to be taken,” counsel should specifically identify the proceedings. If this phrase refers to the sale of the securities as outlined in the registration statement, counsel should state that fact.

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, counsel has revised the opinion to remove the reference to “proceedings being taken or contemplated by us . . . to be taken” to instead refer to the proceedings being taken or contemplated to be taken prior to the sale of securities in the manner described in the Registration Statement.

3.	Counsel bases the opinion, in part, on the “completion of proceedings being taken in order to permit such transactions to be carried out in accordance with the securities laws of the various states where required.” Counsel should remove this language from the opinion, as it assumes away the issue being opined upon.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, counsel has revised the opinion to remove the reference to the “completion of proceedings being taken in order to permit such transactions to be carried out in accordance with the securities laws of the various states where required.”

Jeffrey Riedler and Gregory Belliston

October 6, 2006

* * * * *

Please note that the Company and the underwriters of the offering currently anticipate requesting effectiveness of the Registration Statement as early as 9:00 a.m. on October 12, 2006. Thank you in advance for your assistance with that time schedule.

Please do not hesitate to contact me at (650) 463-5244 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Bennett L. Yee
Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP

cc:	Gary L. Lauer, eHealth, Inc.
Bruce A. Telkamp, eHealth, Inc.
Scott Giesler, eHealth, Inc.
Robert V. Gunderson, Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati
Caine T. Moss, Wilson Sonsini Goodrich & Rosati